SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934



Westwood Holdings Group, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value Per Share
(Title of Class of Securities)



961765104
(CUSIP Number)

James E. McKee
Gabelli Asset Management Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5294
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


August 19, 2003
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.



CUSIP No. 961765104

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MJG Associates, Inc.
	I.D. NO.  06-1304269
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY


4
SOURCE OF FUNDS (SEE INSTRUCTIONS)
00-Client Funds

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   Connecticut

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

5,300 (Item 5)

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

5,300 (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,300 (ITEM 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.10%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
 CO
CUSIP No. 961765104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Asset Management Inc.
I.D. NO.  13-4007862
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

484,650 (Item 5)

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

484,650 (Item 5)

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

484,650 (Item 5)
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.98%

14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 961765104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gabelli Group Capital Partners, Inc.

	I.D. NO.  13-3056041
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
   None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   New York

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)	X
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

NONE
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    HC, CO
CUSIP No. 961765104
1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mario J. Gabelli
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)


(b)

3
SEC USE ONLY

4
Source of funds (SEE INSTRUCTIONS)
 None

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2 (d) OR 2 (e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

NUMBER OF

SHARES

BENEFICIALLY

OWNED

BY EACH

REPORTING

PERSON

WITH

7

SOLE VOTING POWER

None

8

SHARED VOTING POWER

NONE

9

SOLE DISPOSITIVE POWER

NONE

10

SHARED DISPOSITIVE POWER

NONE
11



AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

NONE
12



CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13



PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%
14



TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN

Item 1.		Security and Issuer
		The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share ("Securities"), of Westwood Holdings Group, Inc. (the "Issuer"), a Delaware corporation with principal offices located at 300 Crescent Court, Suite 1300, Dallas, Texas
75201.

Item 2.		Identity and Background
		This statement is being filed by Mario J. Gabelli ("Mario Gabelli")
and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for Lynch Corporation
("Lynch") and Lynch Interactive Corporation ("Interactive"), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner of various private investment partnerships.  Certain of these entities may also make investments for their own accounts.
	The foregoing persons in the aggregate often own beneficially more than
5% of a class of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed
Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
	(a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Group Capital Partners, Inc. ("Gabelli Partners"),
Gabelli Asset Management Inc. ("GBL"), Gabelli Funds, LLC ("Gabelli Funds"),
GAMCO Investors, Inc. ("GAMCO"), Gabelli Advisers, Inc. ("Gabelli Advisers"),
Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli &
Company"), Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"), MJG
Associates, Inc. ("MJG Associates"), Gabelli Foundation, Inc. ("Foundation"),
Mario Gabelli, Lynch, and Interactive.  Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
	Gabelli Partners makes investments for its own account and is the parent company of GBL.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including those named below.
	GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers
Act").  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
	GSI, a majority-owned subsidiary of GBL, acts as a general partner or investment manager to limited partnerships and offshore investment companies and as a part of its business may purchase or sell securities for its own account.  It is the immediate parent of Gabelli & Company. GSI is the
Investment Manager of Gabelli Associates Fund, Gabelli Associates Fund II,
Gabelli Associates Limited, ALCE Partners, L.P., and Gabelli Multimedia
Partners, L.P.  GSI and Marc Gabelli own 45% and 55%, respectively, of Gabelli
Securities International Limited ("GSIL"). GSIL provides investment advisory
services to offshore funds and accounts.   GSIL is an investment advisor of
Gabelli International Gold Fund Limited, Gabelli European Partners, Ltd., and
Gabelli Global Partners, Ltd.
	Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended ("1934 Act"), which as a part of its business regularly purchases and sells securities for its own account.
	Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers
Act which presently provides discretionary managed account services for The
Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The
Gabelli Convertible and Income Securities Fund, Inc., The Gabelli Value Fund
Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The
Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold
Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global
Convertible Securities Fund, Gabelli Capital Asset Fund, Gabelli International
Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust,
The Gabelli Global Opportunity Fund, The Gabelli Utilities Fund, The Gabelli
Blue Chip Value Fund, The Gabelli Mathers Fund, The Gabelli Woodland Small Cap
Value Fund, The Comstock Capital Value Fund and The Comstock Strategy Fund
(collectively, the "Funds"), which are registered investment companies.
	Gabelli Advisers, a subsidiary of GBL, is an investment adviser which provides discretionary advisory services to The Gabelli Westwood Mighty Mitessm
Fund.
	The Plan, a qualified employee profit sharing plan, covers substantially all employees of GBL and its affiliates.
	MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder,
director and employee of MJG Associates.   MJG Associates is the Investment
Manager of Gabelli International Limited, Gabelli International II Limited,
Gabelli Performance Partnership, and Gabelli Fund, LDC.
The Foundation is a private foundation.  Mario Gabelli is the President, a Trustee and the Investment Manager of the Foundation.
	Lynch is a public company traded on the American Stock Exchange engaged in manufacturing.  Interactive is a public company listed on the American Stock
Exchange and is a holding company with operating subsidiaries engaged primarily in the rural telephone industry.  Lynch and Interactive actively pursue new business ventures and acquisitions. Lynch and Interactive make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, reinvesting, or trading in securities.  Mario J. Gabelli is a director, officer and a substantial shareholder of Lynch and Interactive.
	Mario Gabelli is the majority stockholder and Chairman of the Board of
Directors and Chief Executive Officer of Gabelli Partners and GBL, and the
Chief Investment Officer for each of the Reporting Persons.  Gabelli Partners is the majority shareholder of GBL. GBL, in turn, is the sole stockholder of
GAMCO.  GBL is also the majority stockholder of GSI and the largest shareholder of Gabelli Advisers.  Gabelli & Company is a wholly-owned subsidiary of GSI.
	The Reporting Persons do not admit that they constitute a group.
	Gabelli Partners, GBL, GAMCO, and Gabelli & Company are New York
corporations and GSI and Gabelli Advisers are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York
10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG
Associates is a Connecticut corporation having its principal business office at
140 Greenwich Avenue, Greenwich, CT 06830.  The Foundation is a Nevada
corporation having its principal offices at 165 West Liberty Street, Reno,
Nevada 89501.  Lynch is an Indiana corporation having its principal business office at 50 Kennedy Plaza, Suite 1250, Providence, Rhode Island 02903.
Interactive is a Delaware corporation having its principal place of business at
One Corporate Center, Rye, New York 10580.
	For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to
Schedule I annexed hereto and incorporated herein by reference.
		(f)  - Reference is made to Schedule I hereto.

Item 3.		Source and Amount of Funds or Other Consideration
		The Reporting Persons used an aggregate of approximately $9,700,988 to purchase the Securities reported as beneficially owned in Item 5.  MJG
Associates used approximately $42,661 of client funds to purchase the
Securities reported by it.  GBL used approximately $9,658,327 of working capital to purchase the Securities reported by it.

Item 4.		Purpose of Transaction
		MJG Associates purchased and holds the Securities reported by it for investment for one or more accounts over which it has both investment and voting power. GBL purchased and holds the Securities reported by it for investment for its own account.
		MJG Associates is engaged in the business of securities analysis and investment and pursues an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, MJG Associates analyzes the operations, capital structure and markets of companies in which it invests, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).
GBL, a public company listed on the NYSE, is the parent company for several companies engaged in the securities or investment management businesses, including Gabelli Advisers, and may invest in other publicly traded or private financial services companies. The Issuer is a shareholder in Gabelli Advisers and acts as sub-adviser to several of the registered investment companies advised by Gabelli Advisers. As a result of these activities and relationships, the Reporting Persons may offer strategic advice or participate in discussions with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such advice, suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting, certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy. None of the Reporting Persons, however, intend to seek control of the Issuer or participate in the management of the Issuer.
Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.		Interest In Securities Of The Issuer
(a) The aggregate number of Securities to which this Schedule 13D relates is 489,950 shares, representing 9.08% of the 5,394,169 shares outstanding as reported in the Issuer's most recent Form 10-Q for the quarter ended June 30, 2003. The Reporting Persons beneficially own those Securities as follows:

Name
Shares of
Common Stock
% of Class
of
Common

MJG Associates

GBL

5,300

484,650

0.10%

8.98%

Mario Gabelli

0

0.00%

		Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. GBL and Gabelli Partners are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that the power of Mario Gabelli, GBL, and Gabelli Partners is indirect with respect to Securities beneficially owned directly by other Reporting
Persons.
		(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
		(d) The investment advisory clients of, or partnerships managed by MJG Associates have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by MJG Associates on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.
(e) Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships with
Respect
		to Securities of the Issuer
		The powers of disposition and voting of MJG Associates with respect to Securities owned beneficially by it on behalf of its investment advisory clients, or on behalf of the partnerships which it directly or indirectly manages, are held pursuant to written agreements with such clients or partnerships.

Item 7.		Material to be Filed as an Exhibit
		The following Exhibit A is attached hereto. The following Exhibit B is incorporated by reference to Exhibit C in the Amendment No. 8 to Schedule
13D of the Reporting Persons with respect to Edgewater Technologies, Inc.
Exhibit A:


Joint Filing Agreement

Exhibit B:
Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Robert E. Dolan

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Raymond H. Keller.

Powers of Attorney to Stephen M. DeTore, Douglas R. Jamieson, and James E. McKee from Mario J. Gabelli.

Powers of Attorney to Stephen M. DeTore, Karyn M. Nappi, and
James E. McKee from Marc J. Gabelli.




Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:	August 28, 2003

MARIO J. GABELLI
MJG ASSOCIATES, INC.



By:/s/ James E. McKee
	James E. McKee
	Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.




By:/s/ James E. McKee
	James E. McKee
	Secretary



























SCHEDULE I

Information with Respect to Executive
Officers and Directors of the Undersigned

		Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Gabelli Group Capital Partners, Inc., Gabelli Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.

Gabelli Group Capital Partners, Inc.
Directors:

	Mario J. Gabelli

Chief Executive Officer and Chief Investment
Officer of Gabelli Group Capital Partners, Inc.,
Gabelli Asset Management Inc., and GAMCO
Investors, Inc.; Director/Trustee of all registered investment companies advised by Gabelli
Funds, LLC; Chief Executive Officer of Lynch
Interactive Corporation; Vice Chairman of Lynch
Corporation.

	Charles C. Baum




Chairman and Director of The Morgan Group, Inc.;
Secretary & Treasurer
United Holdings Co., Inc.
2545 Wilkens Avenue
Baltimore, MD   21223

Frederic V. Salerno
Chairman
Lynch Interactive Corporation

	Arnold M. Reichman
Business Consultant

	Marc J. Gabelli

Managing Director

	Matthew R. Gabelli

Vice President - Trading
Gabelli & Company, Inc.
One Corporate Center
Rye, New York 10580
Officers:

	Mario J. Gabelli
Chairman, Chief Executive Officer and Chief
Investment Officer
	Henry Kiernan
Vice President, Chief Financial Officer

	James E. McKee

Vice President, General Counsel and Secretary

Gabelli Asset Management
Inc.
Directors:

	Raymond C. Avansino,
Jr.
Chairman
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

	Mario J. Gabelli

See above



	Paul B. Guenther

Chairman
New York Philharmonic
10 Lincoln Center Plaza
New York, NY 10023

	John C. Ferrara
Business Consultant

	Dr. Eamon M. Kelly
Professor
Payson Center for International
Development Technology Transfer
Tulane University
300 Gibson Hall
6823 St. Charles Avenue
New Orleans, LA   70118

	Karl Otto Pohl (1)
Sal. Oppenheim jr. & Cie.
Bockenheimer Landstrasse 20
D-6000 FRANKFURT AM MAIN
Germany

Officers:



	Mario J. Gabelli

Chairman, Chief Executive Officer and Chief
Investment Officer

	James E. McKee

Vice President, General Counsel and Secretary

GAMCO Investors, Inc.
Directors:


	Douglas R. Jamieson
	Joseph R. Rindler,
Jr.
	Regina M. Pitaro
	F. William Scholz, II
	William S. Selby


Officers:


	Mario J. Gabelli
Chief Executive Officer and Chief Investment
Officer

	Joseph R. Rindler,
Jr.
Chairman

	Douglas R. Jamieson
Executive Vice President and Chief Operating
Officer

	James E. McKee

Vice President, General Counsel and Secretary
Gabelli Funds, LLC
Officers:


	Mario J. Gabelli

Chief Investment Officer
	Bruce N. Alpert
Executive Vice President and Chief Operating
Officer

	Gus Coutsouros
Vice President and Chief Financial Officer

	James E. McKee
Secretary

Gabelli Advisers, Inc.
Directors:


	Bruce N. Alpert
	John D. Gabelli
	Joseph R. Rindler.
Jr.


Officers:


	Bruce N. Alpert
Chief Operating Officer

               Gus
Coutsouros

Chief Financial Officer
	James E. McKee
Secretary


Gabelli Securities, Inc.


Directors:


	Robert W. Blake
President of W. R. Blake & Sons, Inc.
196-20 Northern Boulevard
Flushing, NY   11358

	Douglas G. DeVivo
General Partner of ALCE Partners, L.P.
One First Street, Suite 16
Los Altos, CA   94022

	Joseph R. Rindler,
Jr.
See above

Officers:


	James E. McKee
Secretary

Gabelli & Company, Inc.
Directors:


	James G. Webster, III
Chairman & Interim President

	Irene Smolicz
Senior Trader
Gabelli & Company, Inc.

Officers:


	James G. Webster, III
Chairman & Interim President

	Bruce N. Alpert
Vice President - Mutual Funds

	Walter K. Walsh
Compliance Officer

	James E. McKee
Secretary


Lynch Corporation,
50 Kennedy Plaza, Suite 1250, Providence, RI 02903

Directors:


	Mario J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

	Marc J. Gabelli

E. Val Cerutti
See above - Gabelli Group Capital Partners, Inc.

Business Consultant, Cerutti Consultants
227 McLain Street
Mount Kisco, NY   10540

Avrum Gray



              Ralph R. Papitto

              Richard E. McGrail

              Raymond H. Keller

              Anthony R.
Pustorino

Gbar Limited Partnership
440 South LaSalle, Suite 2900
Chicago, IL 60605

Chairman and Chief Executive Officer

President and Chief Operations Officer

Vice President and Chief Financial Officer

Professor Emeritus
Pace University
1 Martine Avenue
White Plains, NY 10606

Officers:



	Ralph R. Papitto

See above
	Mario J. Gabelli
Vice Chairman

	Richard E. McGrail
See above

	Raymond H. Keller
See above



Lynch Interactive Corporation,
401 Theodore Fremd Avenue Rye, NY 10580


Directors:


	Paul J. Evanson
President
Florida Light & Power Co.
P.O. Box 14000
700 Universe Blvd.
Juno Beach, FL 33408

	Mario J. Gabelli

Marc J. Gabelli
See above - Gabelli Group Capital Partners, Inc.

See above - Gabelli Group Capital Partners, Inc.

	Salvatore Muoio
Principal
S. Muoio & Co., LLC
Suite 406
509 Madison Ave.
New York, NY 10022

	John C. Ferrara
See above

	David C. Mitchell
Business Consultant
c/o Lynch Interactive Corporation
401 Theodore Fremd Ave.
Rye, NY 10580

	Vincent S. Tese
Lawyer, Investment Adviser and Cable Television
Executive
c/o Bear Stearns & Company, Inc.
245 Park Avenue, 19th Floor
New York, NY 10167

Frederic V. Salerno
Chairman

Officers:


	Mario J. Gabelli
Vice Chairman and Chief Executive Officer

	Robert E. Dolan

Chief Financial Officer

               John Fikre

Vice President - Corporate Development, General
Counsel, and Secretary

	(1) Citizen of Germany

	(2) Citizen of the Cayman Islands

	(3) Citizen of Bermuda

	(4) Citizen of Bermuda and Canada

	(5) Citizen of the UK

	(6) Citizen of Switzerland

	(7) Citizen of Italy
































SCHEDULE II

                                      INFORMATION WITH RESPECT TO
                           TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)

                                             SHARES PURCHASED        AVERAGE
                                  DATE            SOLD(-)             PRICE(2)

           COMMON STOCK-WESTWOOD HLDGS GROUP

                    GABELLI ASSET MANAGEMENT INC.
                                 8/27/03            3,600            18.3322
                                 8/26/03           15,900            18.3748
                                 8/25/03            2,700            18.3970
                                 8/22/03           33,000            18.3996
                                 8/21/03            6,600            18.4400
                                 8/19/03          200,000            18.5000
                                 8/19/03            8,000            18.3249
                                 7/23/03            5,200            19.0985
                                 7/18/03            1,000            18.9600
                                 7/14/03            8,700            19.1198
                                 7/02/03              800            19.0350


          (1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED ON THE NYSE.

          (2) PRICE EXCLUDES COMMISSION.





























Exhibit A

JOINT FILING AGREEMENT

		In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value of $0.01 Per share, of Westwood Holdings Group, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
		IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 28th day of August 2003.


MARIO J. GABELLI
GABELLI PERFORMANCE PARTNERSHIP L.P.
GABELLI INTERNATIONAL LIMITED
GABELLI INTERNATIONAL II LIMITED
GABELLI FUND, LDC
GABELLI FOUNDATION, INC.


By:/s/ James E. McKee

     James E. McKee
     Attorney-in-Fact



GABELLI GROUP CAPITAL PARTNERS, INC.
GABELLI ASSET MANAGEMENT INC.
GABELLI FUNDS, LLC
GABELLI SECURITIES, INC.
GABELLI & COMPANY, INC.


By: /s/ James E.
McKee__________________________
     James E. McKee
      Secretary

ALCE PARTNERS, L.P.
GABELLI MULTIMEDIA PARTNERS, L.P.
GABELLI EUROPEAN PARTNERS MASTER FUND, LTD.
GABELLI GLOBAL PARTNERS MASTER FUND, LTD.
GABELLI ASSOCIATES LIMITED
GABELLI ASSOCIATES FUND



By:/s/ James E. McKee
      James E. McKee
      Secretary of Gabelli Securities Inc.





LYNCH CORPORATION
BRIGHTON COMMUNICATIONS CORPORATION
LYNCH INTERACTIVE CORPORATION
WESTERN NEW MEXICO
INTER-COMMUNITY TELEPHONE COMPANY



BY:/s/ James E. McKee
___________________________
       James E. McKee
       Attorney-in-Fact



GABELLI & COMPANY, INC.
PROFIT SHARING PLAN



By:/s/ Douglas R. Jamieson

     Douglas R. Jamieson
     Trustee



GAMCO INVESTORS, INC.


By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
     Executive Vice President

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